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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
                             (Amendment No. ____)/1/


                               E Med Future, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    26875D108
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                                 (CUSIP Number)

    Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L., 1375 East 9/th/
                     Street, 20/th/ FL., Cleveland, OH 44114
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  April 4, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

_______________
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 8

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                                  SCHEDULE 13D

CUSIP No. 26875D108                                                  Page 2 of 8

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 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Robert J. Ochsendorf
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [_]
                                                                   (b) [X]

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 3  SEC USE ONLY


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 4  SOURCE OF FUNDS

    OO
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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                          [_]

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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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       NUMBER OF                   7      SOLE VOTING POWER

        SHARES                            2,500,000
                              --------------------------------------------------
     BENEFICIALLY                  8      SHARED VOTING POWER

       OWNED BY
                              --------------------------------------------------
         EACH                      9      SOLE DISPOSITIVE POWER

       REPORTING                          2,500,000
                              --------------------------------------------------
        PERSON                    10      SHARED DISPOSITIVE POWER

         WITH
--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,500,000
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 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                         [_]

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 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.99%
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 14 TYPE OF REPORTING PERSON*

    IN
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

                                  SCHEDULE 13D

CUSIP No. 26875D108                                                  Page 3 of 8

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 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     D. Dane Donohue
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [_]
                                                                   (b) [X]

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 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     OO
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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                         [_]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
        NUMBER OF                   7      SOLE VOTING POWER

         SHARES                            2,500,000
                              --------------------------------------------------
      BENEFICIALLY                  8      SHARED VOTING POWER

        OWNED BY
                              --------------------------------------------------
          EACH                      9      SOLE DISPOSITIVE POWER

        REPORTING                          2,500,000
                              --------------------------------------------------
         PERSON                    10      SHARED DISPOSITIVE POWER

          WITH
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,500,000
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                        [_]

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.99%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     IN
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                                  SCHEDULE 13D

CUSIP No. 26875D108                                                  Page 4 of 8

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Juan J. Perez
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [_]
                                                                   (c) [X]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                         [_]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
        NUMBER OF                   7      SOLE VOTING POWER

         SHARES                            625,000
                              --------------------------------------------------
      BENEFICIALLY                  8      SHARED VOTING POWER

        OWNED BY
                              --------------------------------------------------
          EACH                      9      SOLE DISPOSITIVE POWER

        REPORTING                          625,000
                              --------------------------------------------------
         PERSON                    10      SHARED DISPOSITIVE POWER

          WITH
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     625,000
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                        [_]
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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.0%
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 14  TYPE OF REPORTING PERSON*

     IN
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

CUSIP No. 26875D108                                                  Page 5 of 8

Item 1.     Security and Issuer.

         This original Schedule 13D Statement relates to shares of common stock, par value $0.001 per share, of E Med Future, Inc., formerly Micro-Economics, Inc., a Nevada corporation (the "Company"), which has its principal executive offices at 794 Morrison Road Suite 911, Columbus, Ohio 43230.

Item 2.     Identity and Background.

       (a) This Schedule 13D is filed by Robert J. Ochsendorf, D. Dane Donohue and Juan J. Perez for the purpose of reporting acquisitions of shares of common stock of the Company. Messrs. Ochsendorf, Donohue and Perez comprise the Company's Board of Directors and Mr. Ochsendorf is President and Mr. Donohue is Vice President of the Company.

       (b) The business address of Messrs. Ochsendorf and Donohue is 794 Morrison Road Suite 911, Columbus, Ohio 43230. The business address of Mr. Perez is 92 North Woods Blvd., Columbus, Ohio 43235.

       (c) Mr. Ochsendorf's principal occupations are President and Chief Executive Officer of E.R. Ochsendorf Company, a promotional advertising and marketing company located at the address of the Company, and President of the Company. Mr. Donohue's principal occupation is Vice President of the Company. Mr. Perez's principal occupation is attorney and founder of Perez & Morris LLC, a law firm located at 92 North Woods Blvd., Columbus, Ohio 43235.

       (d)  Negative with respect to Messrs. Ochsendorf, Donohue and Perez.

       (e)  Negative with respect to Messrs. Ochsendorf, Donohue and Perez.

       (f) Messrs. Ochsendorf, Donohue and Perez are citizens of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

       On April 2, 2003, the Company, then known as Micro-Economics, Inc., signed a definitive agreement and plan of merger with E Med Future, Inc., a Delaware corporation ("E Med Delaware"), which is Exhibit 7.1 to this Schedule 13D and incorporated herein by reference. The merger was consummated on April 4, 2003. Pursuant to the terms of the merger agreement, shares of common stock and preferred stock of E Med Delaware were converted into newly-issued shares of common stock of the Company. As a result of the merger, E Med Delaware became a wholly-owned subsidiary of the Company and its stockholders, including Messrs. Ochsendorf, Donohue and Perez, received shares of common stock of the Company equal to 95% of its outstanding capital stock. In addition, the Company changed its corporate name to E Med Future, Inc. and the officers and directors of the Company resigned. Messrs. Ochsendorf, Donohue and Perez were appointed directors of the Company and Messrs. Ochsendorf and Donohue were appointed to serve the Company as President and Executive Vice President, respectively.

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CUSIP No. 26875D108                                                  Page 6 of 8



Item 4.     Purpose of Transaction.

       The purpose of the transaction, as described in Item 3 and the merger agreement, was to contribute the assets and business of E Med Delaware into the publicly traded Company.

       Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D, and except as described in Item 3, none of Messrs. Ochsendorf, Donohue and Perez currently has plans or proposals that relate to or would result in any of the following:

       (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

       (ii) the sale or transfer of a material amount of assets of the Company;

       (iii) a change in the present board of directors or management of the Company;

       (iv) a material change in the present capitalization or dividend policy of the Company;

       (v) a material change in the business or corporate structure of the Company;

       (vi) a change to the articles of incorporation, as amended, or bylaws of the Company, or an impediment to the acquisition of control of the Company, by any person;

       (vii) the delisting from the Nasdaq Stock Market's OTC Bulletin Board of the Company's common stock;

       (viii) a class of equity securities of the Company; becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

       (ix)   any action similar to any of those enumerated in (i) through
(viii) above.

       Each of Messrs. Ochsendorf, Donohue and Perez reserves the right to modify his plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, Messrs. Ochsendorf, Donohue and Perez may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

       (a) As of April 4, 2003, there were 20,850,000 shares of common stock of the Company outstanding.

       Mr. Ochsendorf beneficially owns 2,500,000 shares of common stock, or approximately 11.99% of the outstanding common stock of the Company. Mr. Donohue beneficially owns 2,500,000 shares of common stock, or approximately 11.99% of the outstanding common stock of the Company. Mr. Perez beneficially owns 625,000 shares of common stock, or approximately 3.0% of the outstanding common stock of the Company. Each of Messrs. Ochsendorf, Donohue and Perez disclaims beneficial ownership of the shares of common stock held by each other.

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CUSIP No. 26875D108                                                  Page 7 of 8

       (b) Each of Messrs. Ochsendorf, Donohue and Perez has sole power to vote, or to direct the voting of, and sole power to dispose or to direct the disposition of, the shares of common stock owned by him.

       (c) Except as described in Item 4, none of the reporting persons has effected any transactions in the common stock of the Company in the past 60 days.

       (d)  Not applicable.

       (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Not applicable.

Item 7.     Material to be Filed as Exhibits.

       Exhibit 7.1 Agreement and Plan of Merger dated as of April 2, 2003 between Micro-Economics, Inc., E Med Sub, Inc. and E Med Future, Inc., incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company dated April 4, 2003, filed with the Securities and Exchange Commission on April 11, 2003.

       Exhibit 7.2      Joint Filing Agreement.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 25, 2003

                                                   /s/ Robert J. Ochsendorf
                                                  ------------------------------
                                                  Robert J. Ochsendorf

                                                   /s/ D. Dane Donohue
                                                  ------------------------------
                                                  D. Dane Donohue

                                                   /s/ Juan J. Perez
                                                  ------------------------------
                                                  Juan J. Perez

                                                                     EXHIBIT 7.2

                            AGREEMENT OF JOINT FILING

      Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission, the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

      This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all of which together shall be deemed to constitute one and the same instrument.

      IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Date:  April 25, 2003

                                                   /s/ Robert J. Ochsendorf
                                                  ------------------------------
                                                  Robert J. Ochsendorf

                                                   /s/ D. Dane Donohue
                                                  ------------------------------
                                                  D. Dane Donohue

                                                   /s/ Juan J. Perez
                                                  ------------------------------
                                                  Juan J. Perez

                                  Page 8 of 8